

AR/S
P.E.
12-31-02

337-63769
RECD S.E.C.
APR 14 2003
1086



Your Friends. *Your Neighbors.* *Your Bank.*

PROCESSED
APR 16 2003
THOMSON
FINANCIAL

Community Shores Bank Corporation
2002 Annual Report



Your Friends. Your Neighbors. Your Bank.

Community banking is all about service!

We know that the best way to serve the financial needs of the communities we serve is by providing service that exceeds the expectations of our customers. A crucial factor in exceeding our customers' expectations is keeping decision making local. Local decision making is a key component of our philosophy and mission.

Community Shores Bank is pleased to have members of our Board of Directors who live and work in the Muskegon and Grand Haven areas. Along with our employees, they are people you know and work with; they care about you, our customers, and the communities we live in.

Community Shores Bank is committed to personalized, quality service. We know you could bank anywhere and we thank you for choosing us—*your friends, your neighbors, your bank.*

Selected Financial Information



At or For the Year Ended December 31,	**2002**	2001	2000
(dollars in thousands, except per share data)			
Results of Operations:			
Net interest income	**$ 5,429**	$ 4,420	$ 3,094
Provision for loan losses	**625**	395	504
Non interest income	**902**	646	417
Non interest expense	**4,883**	4,243	3,386
Income (loss) before income taxes	**823**	428	(379)
Income tax expense	**0**	0	0
Net income (loss)	**823**	428	(379)
Financial Condition:			
Total assets	**$173,466**	$148,191	$125,150
Total loans	**141,454**	118,116	95,651
Allowance for loan losses	**1,899**	1,536	1,269
Securities	**26,296**	24,732	19,858
Deposits	**132,725**	110,148	97,887
Fed funds purchased & repurchase agreements	**19,467**	18,965	9,987
Notes payable & FHLB advances	**9,600**	9,400	8,005
Shareholders' equity	**11,066**	9,134	8,493
Performance Ratios:			
Return on average assets	**0.49%**	0.31%	(0.36)%
Return on average shareholders' equity	**8.27**	4.87	(4.60)
Net interest margin	**3.36**	3.35	3.13
Efficiency ratio	**77.13**	83.75	96.43
Per Share Data:			
Earnings per share—basic & diluted	**$ 0.65**	$ 0.37	$ (0.32)
Book value per share	**8.32**	7.81	7.26
Capital Ratios:			
Tier 1 leverage risk-based capital	**7.04%**	6.77%	7.76%
Total risk-based capital	**10.64**	10.66	10.84

Progress Report to Shareholders


José A. Infante

Dear Shareholders and Friends:

Let me start by thanking you for your continued support. Your bank is now four years old! Together we have accomplished a great deal in a short time.

We continued our steady growth in 2002, adding and expanding relationships with customers in our existing markets, and taking advantage of the still changing face of the financial market in Western Michigan.

CSHB Financial Highlights for 2002:

- Assets grew over 17% to $173.5 million.
- Deposit market share increased (as of 6/02) to 9.65% in Muskegon County, 5th in our market.
- Net income grew 92% to $823,000.
- Loans grew 20% to $141 million.
- Earnings per share grew 76% to $0.65.
- Deposits grew 21% to $133 million.
- The stock price increased from $6.65 on 12/30/01 to $9.65 today—a 45% increase.

The financial highlights of the Company tell only part of the story for 2002. Your organization has made great strides in establishing itself as the *bank of choice* in the communities we serve. The focus and dedication of our employees and the Board of Directors, as your representatives, have propelled us toward the top. Our goal is to be the premier bank in Muskegon and Northern Ottawa County. The Bank's increase in deposit market share in the two counties we serve demonstrates that we made progress last year toward accomplishing that goal.

Earnings Per Share
basic & diluted



Exceptional Service Is Our Model

Unlike most, if not all, of our competitors, we continue to execute a basic operating model that has, at its core, exceptional service. We place the authority, responsibility, and accountability for growth and service in the hands of our experienced and dedicated employees. Our bankers live in the communities they serve and have a vested interest in making sure that customers' needs are being met in an efficient and friendly manner. This simple model, with *all* decisions made locally, enhances the relationship between our customers and the organization.

New Products and Services

We are continually striving for new and better ways to meet the needs of our customers. We formed Community Shores Mortgage Company in March of 2002 as a wholly-owned subsidiary of the bank. Using the Mortgage Company to process commercial and residential real estate



"Community Shores provides our school system with more efficient service because they know and understand our needs and are more in tune with the Grand Haven community."

Cindi Posthumus
Grand Haven Area Public Schools

loans, we can provide better service to our customers and enhance our Company's profitability.

Technological enhancements provide convenience to our customers and improve the efficiency of the bank. Adding to our array of technological products, we introduced business Internet banking late in the fourth quarter of 2002. Both business and personal web products have done very well. We have 358 individuals and 48 businesses using the web to do their banking. As we enter 2003, we continue to look for new products—both traditional and technological—that have the potential to enhance our customer's experience with us.

Capital Supports Continued Growth

Community Shores has grown rapidly over the past four years. We have successfully obtained the capital necessary to support this growth and still maintain capital ratios that qualify the Bank as "well-capitalized." 2003 projections indicate we have sufficient funding for continued growth and still comply with our "well-capitalized" objective. We recognize, however, that opportunities to increase shareholder value may arise that could require additional capital. For this reason, the Company regularly reviews its options for increasing its capital.

Strong Governance Is a Priority

Our Board of Directors' leadership and strong governance have continually guided the organization's past success and helped to ensure an ever-brighter future. Community Shores Bank has adopted a number of corporate governance initiatives including the creation of a Management Disclosure Committee and an Executive Committee. We instituted an employee code of ethics and conduct and have designated an officer to be responsible for Privacy, Secrecy and Bank Security. These proactive initiatives will help your Board of Directors continue to be well-informed and effective.

Future Growth Opportunities

The future of our organization is exciting. The market we serve continues to grow and evolve for the better. Muskegon and North Ottawa Counties have made

"The people at Community Shores have taken the time to get to know me and my business needs. Other banks think of you as a project."

Mike Bauer
Bauer Sheet Metal and Fabricating, Inc.





"We feel that we are part of the Community Shores family in our contacts with the bank."

Dr. and Mrs. John Mixer
West Shore Oral and Maxillofacial Surgery Associates P.C.

positive strategic economic moves that are paving the way for strong growth. We are committed to increasing our market share in North Ottawa County, specifically the Grand Haven area. In 2002, we increased the number of lenders located in our Grand Haven branch from one to three. We anticipate, by early 2004, the relocation of our office in Grand Haven to provide better access, visibility and support to its growing customer base.

Consumer lending continues to be an important component of the Bank's growth strategy. We believe this profitable segment of the market is currently under-served and we have allocated additional resources to increase our market penetration.

We pride ourselves on our business banking acumen. In Muskegon County, 94% of all businesses have fewer than 50 employees. Recognizing this important demographic, we intend to place more emphasis on the small entrepreneurial businesses in our area. With our strong asset quality, we can leverage the strengths of our dedicated and professional employees to acquire an even greater share of this attractive sector.

A Bright Future

We are driven by two goals: to provide excellent customer service and to grow the value of your Company. On behalf of all the employees and the Board of Directors of the Company, I want to thank you for your support. Your Bank could not have achieved these goals without you being part of its success, as a shareholder, a customer, or both. Your support, your feedback and your referrals are key to the growth of your organization. Please remember that we are: *your friends, your neighbors, your bank.* Together, we will prosper.

José A. Infante
Chairman of the Board, President and Chief Executive Officer
March 10, 2003

Financial Performance

Management's Discussion and Analysis 6
Report of Independent Auditors 17
Consolidated Balance Sheets 18
Consolidated Statements of Income 19
Consolidated Statements of Changes in Shareholders' Equity 20
Consolidated Statements of Cash Flows 21
Notes to Consolidated Financial Statements 22
Market Data 32

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Community Shores Bank Corporation ("the Company") is a Michigan corporation and is the holding company for Community Shores Bank ("the Bank") and Community Shores Mortgage Company ("the Mortgage Company"), a wholly-owned subsidiary of the Bank. On September 27, 2002, the Company received regulatory approval to become a financial holding company and created Community Shores Financial Services.

The Bank commenced operations on January 18, 1999. The Bank is a Michigan chartered bank with depository accounts insured by the Federal Deposit Insurance Corporation. The Bank provides a full range of commercial and consumer banking services in Muskegon County and Northern Ottawa County, Michigan. The Bank currently has three locations from which to serve the communities of Muskegon and Grand Haven.

The Mortgage Company, a wholly-owned subsidiary of the Bank, was formed on March 1, 2002 by transferring a majority of the Bank's commercial and residential real estate loans in exchange for 100% of the equity capital of the Mortgage Company. On the day that the Mortgage Company commenced operations it began originating residential mortgage loans with the intent to sell them to a third party for a profit. The Bank services all of the portfolio loans held by the Mortgage Company pursuant to a servicing agreement. Management chose to form the Mortgage Company to provide better customer service and to increase the profitability of the mortgage function as well as the consolidated Company.

The Company filed an election to become a financial holding company pursuant to Title I of the Gramm-Leach-Bliley Act and on September 27, 2002 received regulatory approval. At that time the Company formed Community Shores Financial Services. Community Shores Financial Services' only activity is a 1.86% ownership of the Michigan Bankers Insurance Center, LLC.

The Company has experienced significant growth, exceeding initial asset projections for all years since opening including the year ending December 31, 2002. Growth exceeding projections has led to the need for additional capital. Between May and October of 2002, the Company sold 160,000 shares of unregistered common stock in several privately negotiated sales. On March 14, 2003, the Company completed an additional sale of 100,000 shares. All of the sales were made at a price of $8.00. Projections for 2003 indicate that the Company has sufficient funds to meet its cash requirements and support the Bank's expected growth. Management recognizes that additional capital may be needed to support growth in excess of these projections.

As of December 31, 2002, the Bank had 44 full-time employees and 19 part time employees. To continue to accommodate growth, management anticipates increasing staff by 1 full-time equivalent employee during the year 2003.

The purpose of this section of the Annual Report is to provide a narrative discussion about the Company's financial condition and results of operations during 2002. Please refer to the consolidated financial statements and the selected financial data presented within this report in addition to the following discussion and analysis.

Forward-Looking Statements

This discussion and analysis of financial condition and results of operations, and other sections of the Annual Report contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and about the Company and the Bank. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "projects," variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are intended to be covered by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. The Company undertakes no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events (whether anticipated or unanticipated), or otherwise.

Future Factors include changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and nontraditional competitors; changes in banking regulation; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of contingencies; trends in customer behavior as well as their ability to repay loans; changes in the

national and local economy; the ability of the Company to raise additional capital when desired to support future growth; and other factors, including risk factors, referred to from time to time in filings made by the Company with the Securities and Exchange Commission. These are representative of the Future Factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement.

2002 Overview

The Company's assets grew by over 17% to $173.5 million at December 31, 2002. The Company achieved its second fully profitable year of operations. As a result, the earnings per share of the Company increased 76% to $.65 per share. The Company's net interest margin remained virtually unchanged even though the Federal Reserve lowered interest rates in the fourth quarter of the year by 50 basis points. Over the past year on the retail side, the Bank was able to increase its deposit market share in both of the counties it operates branches. In Muskegon County where the Bank's main office is located, The Bank has the fifth largest market share. On the operations side, the Bank developed and launched a business internet banking product and continued supporting the personal internet product. As of January 31, 2003 there were 377 customers using these services.

Financial Condition

Total assets increased by $25.3 million to $173.5 at December 31, 2002 from $148.2 at December 31, 2001. Growth is mostly attributable to commercial and consumer loan volume and growth in the Bank's securities portfolio. Management continues to focus on small- to medium-sized business customers, the original strategy since opening in January 1999.

Cash and cash equivalents increased by $.5 million to $2.8 million at December 31, 2002 from $2.3 million at December 31, 2001. This increase was a result of higher balances on deposit with our correspondent banks on the last day of the year.

Securities held increased by $1.6 million during 2002. The majority of the purchases were driven by growth in customer repurchase agreements. A repurchase agreement is not considered a deposit by the FDIC and is therefore not eligible for FDIC insurance coverage. The recorded liability is treated like a short-term borrowing of the Bank. To secure the short-term borrowing (repurchase agreement), balances held by customers are typically collateralized by high quality government securities held within the Bank's security portfolio. As the repurchase balances increase, the purchase of additional Treasuries and Agencies is required to fulfill the collateralization requirement. At year-end there were securities with a market value of $19.5 million pledged to repurchase agreements. As of December 31, 2002, the Bank owned six municipal securities. All of these municipal securities were acquired in transactions that were intended to support community initiatives within Muskegon County. Five of the municipals were designated as held to maturity at the time of purchase. As of December 31, 2002, the six municipal securities were the only unpledged securities in the Bank's investment portfolio.

There were $.6 million loans held for sale at December 31, 2002 and none held for sale on the same date in 2001. Loans held for sale consist of residential real estate loans that have been funded by the Mortgage Company and are available for purchase by a third party. The year-end balance is comprised of three loans. These loans were sold within the first week of 2003. It is not management's intent to originate residential mortgage loans for the purpose of increasing the Company's loan portfolio due to the interest rate risk associated with long-term assets. A majority of the residential loans originated in the Mortgage Company are sold shortly after funding.

In spite of the sluggish economy existent throughout 2002, loans grew 20% since year-end 2001. The balances climbed to $141.5 million at December 31, 2002 from $118.1 at December 31, 2001. "Wholesale" banking continued to be successful for the Bank throughout 2002. Of the $23.3 million loan increase experienced, 78% occurred in the commercial and commercial real estate loan portfolios. Presently, these categories of loans comprise 76% of the Bank's total loan portfolio, the same ratio as at 2001 year-end. There are five experienced commercial lenders on staff devoted to pursuing and originating these types of loans. The growth was from both existing borrowers needing additional working capital and the establishment of new relationships. Significant growth was also experienced on the "retail" lending side. Installment loans to individuals increased $4.4 million or 20%, over the balance reported at December 31, 2001. The new business was mostly derived from a steady demand for home equity financing and to a lesser degree, indirect automobile loans. Since the majority of home equity loan products are based on a spread to the Bank's internal prime rate (4.25% at

Management's Discussion and Analysis of Financial Condition and Results of Operations

December 31, 2002) and the interest cost to the borrower is in most cases tax deductible, it has become a very economical source of liquidity for customers. In spite of the favorable rate environment, the actual growth in total loans for 2002 was slightly less than the rate of growth experienced in 2001. Management anticipates that 2003's rate of increase will be similar to 2002.

The Company attempts to mitigate interest rate risk in its loan portfolio in many ways. Two of the processes used are to balance the rate sensitivity of the portfolio and to avoid extension risk. At December 31, 2002 there were 54% of the loan balances carrying a fixed rate and 46% a floating rate. Since December 31, 2001 the proportion of fixed rate loans in the portfolio decreased 10%. Throughout the year many customers opted to refinance their existing fixed rate borrowings for floating rate notes. They were attempting to take advantage of the historically low prime rate. Often there was a pre-payment penalty paid to the Bank as a result of the transaction. Both types are necessary and beneficial depending on the rate environment. The increase in floating rate loans will prove to be beneficial in a rising rate environment however both types of loans are needed to protect net interest income from being adversely affected by interest rate fluctuations. Management strives to optimize the mix in an effort to protect the earnings of the Company. The contractual loan maturities and rate sensitivity of the loan portfolio at December 31, 2002 have been included below:

	Within Three Months	Three to Twelve Months	One to Five Years	After Five Years	Total
Commercial, financial and other	$10,512,078	$28,977,281	$21,546,770	$1,625,515	$ 62,661,644
Real estate—commercial	2,029,527	8,357,047	34,295,187	—	44,681,761
Real estate—construction	231,998	1,551,571	69,530	—	1,853,099
Real estate—mortgages	31,585	133,225	746,521	4,907,958	5,819,289
Installment loans to individuals	2,197,809	3,450,675	18,012,048	2,777,295	26,437,827
	$15,002,997	$42,469,799	$74,670,056	$9,310,768	$141,453,620
Loans at fixed rates	1,895,697	6,740,110	60,947,015	7,341,844	76,924,666
Loans at variable rates	13,107,300	35,729,689	13,723,041	1,968,924	64,528,924
	$15,002,997	$42,469,799	$74,670,056	$9,310,768	$141,453,620

Avoiding portfolio concentrations in any one type of loan or in a specific industry helps to decrease credit risk; however, the risk of nonpayment for any reason exists with respect to all loans. The Bank recognizes that credit losses will be experienced and will vary with, among other things, general economic conditions; the creditworthiness of the borrower over the term of the loan; and in the case of a collateralized loan, the quality of the collateral for such loan. The allowance for loan losses represents the Bank's estimate of the allowance necessary to provide for probable incurred losses in the portfolio. As such, the loan portfolio is reviewed and analyzed on a quarterly basis for the purpose of estimating loan losses. The allowance is adjusted accordingly to maintain an adequate level to absorb loan losses given the risk characteristics of the loan portfolio. In making this determination, the Bank analyzes the ultimate collectibility of the loans in its portfolio by incorporating feedback provided by the Chief Lending Officer, an independent loan review and information provided by examinations performed by regulatory agencies.

At December 31, 2002, the allowance totaled $1.9 million or approximately 1.34% of gross loans outstanding. The analysis of the allowance for loan losses is comprised of two portions: specific credit allocations and subjective credit allocations.

The specific credit allocation includes a detailed review of a credit resulting in an allocation being made to the allowance. Subjective credit allocations are made to various categories of loans based on loan ratings, delinquency trends, historical loss experience as well as current economic conditions. The total of all allocations included in the allowance by loan class at December 31, 2002 and 2001 was as follows:

	2002		2001	
Balance at End of Period Applicable to:	**Amount**	**Percent of Loans in Each Category to Total Loans**	Amount	Percent of Loans in Each Category to Total Loans
Commercial	**$ 862,436**	**44.3%**	$ 749,988	46.9%
Real estate—commercial	**663,579**	**31.6**	430,220	28.7
Real estate—mortgages	**43,645**	**4.1**	28,210	3.2
Real estate—construction	**24,090**	**1.3**	40,058	2.6
Consumer	**305,233**	**18.7**	287,067	18.6
Unallocated	—	—	—	—
Total	**$1,898,983**	**100.0%**	$1,535,543	100.0%

An additional $625,000 was provided during 2002. The methodology used to determine the adequacy of the allowance for loan losses is consistent with prior years. Management will continue to monitor the allocation and make necessary adjustments based on portfolio concentration levels, actual loss experience and the financial condition of the borrowers.

At December 31, 2002, loans 30-59 days past due totaled $629,000 down from $735,000 at December 31, 2001. There was a total of $740,000 past due 60-89 days at year-end 2002 versus $172,000 at year-end 2001. Loans past due more than 89 days totaled $317,000 at both December 31, 2001 and 2002. The Bank had $521,000 nonaccrual loans at December 31, 2002 and no nonaccrual loans at December 31, 2001. Management believes that the growth in the past due statistics are primarily the result of three factors; the economic environment, the natural seasoning of the portfolio and the general growth of the portfolio.

During 2002, 29 loans were charged off. The principal balances of these charge-offs aggregated $314,000 in 2002 which is up from $163,000 charged off in 2001. A large portion (40%) of the total is related to one borrower. In this particular circumstance the Bank is working with legal counsel to determine if fraud played a part. If a court decides that fraud was committed there is a possibility of the bank filing a claim against its insurance policy and recovering some portion of the charge-off. Total recoveries on loans previously charged-off were $52,000 for 2002 compared to $34,000 in 2001. These recoveries were the result of the bank selling collateral and to a lesser extent payments made by the borrower. Net charge-offs increased $133,000 to $262,000, or .20% of average loans in 2002 compared to $129,000, or .12% of average loans in 2001.

Bank premises and equipment decreased $263,000 to $2.9 million at December 31, 2002 from $3.2 million at December 31, 2001. Accumulated depreciation and amortization represented $1 million at the end of 2001 compared to $1.4 million at December 31, 2002. Approximately $116,000 was spent on computer equipment and banking software updates.

Deposit balances were $132.7 million at December 31, 2002 up from $110.1 million at December 31, 2001. In demand accounts there were modest increases over the year-end 2001 balances. The non-interest bearing balances held increased $1.2 million. By year-end 2002, there was a net increase of 560 opened non-interest bearing demand accounts. It is growth in these transaction accounts that is the most desired and the hardest to obtain. Management recognizes that growth in these types of deposits is one of the most effective ways of improving margin and continues to make it a focus of the Bank. We are making progress. Based on deposit market share reports published by the FDIC, the Bank increased its market share of total deposits in Muskegon County to 9.37% or 145 basis points over its 2001 Muskegon County deposit market share. The money market balances held at December 31, 2002 were $9.1 million higher than at the same period end one year earlier. $5.0 million of the increase is due to one of the Bank's

Management's Discussion and Analysis of Financial Condition and Results of Operations

large school system customers opening a new account during the year. The other growth resulted mostly from jumbo certificate of deposit customers opening money market accounts when their certificates matured because the rates on the money market accounts happened to be more attractive than the short-term time deposit rates. There were 11% more money market account customers at year-end 2002 compared to year-end 2001.

In the past, management chose to fund a portion of the rapid loan growth by obtaining brokered deposits. Brokered deposits are time deposits received from depositors located outside of our market area and are placed with the Bank by a deposit broker. At December 31, 2002 approximately 30% of the total deposits reported were brokered compared to 23% a year earlier. The increase in brokered deposits over the twelve months of 2002 totaled $14.2 million. Over time it is the intention of management to decrease the Bank's dependence on this source of funding.

Our nondeposit funding sources at December 31, 2002 included federal funds purchased, repurchase agreements and Federal Home Loan Bank advances. Federal funds purchased were decreased to $950,000 from a balance of $6.7 million at the end of 2001. Fluctuations in the Bank's daily liquidity position drive required purchases of Federal Funds. Currently the Bank has $11 million of available Federal Funds lines with various correspondent banks.

Repurchase agreements increased $6.3 million from December 31, 2001 to December 31, 2002. This represents an increase of 51% for 2002. The growth is mostly attributable to existing customers increasing their carrying balances from those held at the year-end 2001. As discussed previously, this product is not insured by the FDIC and requires 100% collateralization with government securities (see explanation on page 7). Without compromising maturity guidelines dictated by the Bank's internal Investment Policy, it is very difficult to acquire securities that will yield enough return to cover the rate paid to the customer with the current state of the bond market. Management has not aggressively sold this product to new customers. There was only a net increase of four customers in the repurchase product between year-end 2002 and 2001.

As of the end of 2002, the Bank had the same three advances totaling $6,000,000 from the Federal Home Loan Bank ("FHLB") outstanding as was reflected at December 31, 2001. The balance consists of three separate notes, which are all putable advances. All three instruments currently have rates ranging from 5.10% to 5.99%. Since 2001, two of the notes have been eligible to convert to a floating rate index at the option of the FHLB. The third is scheduled to remain fixed until November 2003. At the end of each note's fixed rate term, the FHLB has the option once a quarter to convert the instrument to a floating rate based on a spread to LIBOR. In the event that the FHLB exercises its option and the note is converted, the Bank has the opportunity to repay the advance with no pre-payment penalty. At this time, management does not believe that any of the three outstanding notes will be converted to a floating rate nor does it anticipate that they will be repaid prior to their scheduled maturities which are in 2010.

During 2002, the Company borrowed an additional $200,000 from Community Shores LLC for the purpose of infusing capital into the Bank. The total subordinated debt outstanding at December 31, 2002 was $3.6 million. The debt is comprised of direct borrowings from some of its Directors and Community Shores LLC. The debt is subordinated to all senior debt of the Company. The notes have a floating rate and are currently accruing interest at 5.75%. Interest payments are due quarterly. The next scheduled interest payment is due in April of 2003.

In 2002, shareholders' equity increased by a net amount of $1.9 million. Between May and October of 2002, the Company sold 160,000 shares of unregistered common stock to nine investors. All of the sales were made at a price of $8.00 per share in cash. The proceeds, net of offering costs, were $1.3 million. The consolidated net income for the Company was $823,000. The offsetting factor to the sale of shares and recorded income was the unfavorable change in the mark-to-market adjustment for available for sale securities due to the tax effect of the unrealized gain of $160,000 recorded in 2002.

Results of Operations

Net income for 2002 was $823,000 which was $395,000 more than the income of $428,000 recorded a year earlier. The difference represents a 92% improvement. On a per share basis there was an improvement of $.28 as the Company's earnings per share improved from $.37 in 2001 to $.65 in 2002.

The main factors contributing to this improved outcome were a reduction of interest expense of over $1.0 million and an increase in non-interest income of $.3 million from 2001 to 2002. The Company's accumulated deficit was $1.4 million at December 31, 2002 compared to $2.2 million at December 31, 2001. The Company expects to earn back all of its operating losses sometime in 2004 and the Company's overall earnings performance is projected to improve as operating efficiencies are achieved through strong asset growth, expense control and increases in non-interest income. The following table illustrates some key operating ratios for the years ended December 31, 2002 and 2001.

	2002	2001
Return on average assets	**0.49%**	0.31%
Return on average shareholders' equity	**8.27%**	4.87%
Average equity to average assets	**5.92%**	6.34%

Both the return on average assets, ("ROA"), and return on average shareholders' equity, ("ROE"), were greatly improved on a year-over-year basis. In fact, "ROA" improved by 58% and "ROE" improved by 70% over 2001's figures.

For 2002, net interest income was $5.4 million compared to $4.4 million for 2001. The increase over last year represents an improvement of 23%. Interest income generated during the year was derived primarily from booking loans, purchasing securities, and selling federal funds. Interest income recorded in 2002 equaled 92% of the Company's annual revenues.

For 2002, average earning assets increased by $29.6 million, however, the average rate earned decreased by 148 basis points. A significant contributing factor was a decline in the Bank's average internal prime rate between 2002 and 2001. In 2001 the average internal prime rate was 6.91% compared to 2002's average of 4.67%, a 224 basis point difference. Thus, in spite of more earning assets, interest income declined $37,000.

Interest bearing liabilities are made up of deposits, federal funds purchased, repurchase agreements, notes payable and FHLB advances. These average interest bearing liabilities increased $26.5 million during 2002. The interest expense incurred totaled $5.0 million for the year compared to a figure of $6.0 million for 2001. The average rate paid was reduced by 160 basis points. The lower cost of funds due to the depressed rate environment allowed the Company to increase its deposits and actually have less interest expense by over $1.0 million.

The Company's net interest margin improved slightly due to an increase in non-interest bearing deposits and additional capital raised. The net interest margin of the Company improved by 1 basis point since December 31, 2001. There are a number of factors which affect both net interest spread and net interest margin, including the mix of interest earning assets, the mix of interest bearing liabilities and the interest rate sensitivity of the various categories. To illustrate the situation the following table sets forth certain information relating to the Company's consolidated average interest earning assets and interest bearing liabilities and reflects the average yield on assets and average cost of liabilities for the period indicated. Such yields and costs are derived by dividing income or expenses by the average daily balance of assets or liabilities, respectively, for the periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Years ended December 31,	2002			2001		
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Assets						
Federal funds sold and interest bearing deposits with banks	$ 6,466,839	$ 109,165	1.69%	$ 4,008,388	$ 186,002	4.64%
Securities	24,094,813	1,196,721	4.97	20,563,173	1,297,347	6.31
Loans [1]	131,081,196	9,110,441 [2]	6.95	107,455,756	8,969,575	8.35
	161,642,848	$10,416,327	6.44	132,027,317	$10,452,924	7.92
Other assets	6,493,627			6,920,722		
	$168,136,475			$138,948,039		
Liabilities and Shareholders' Equity						
Interest bearing deposits	$121,121,409	$ 4,111,838	3.39	$ 98,591,643	$ 5,007,884	5.08
Federal funds purchased and repurchase agreements	16,524,302	310,795	1.88	13,336,793	445,612	3.34
Note Payable and Federal Home Loan Bank Advances	9,608,767	564,673	5.88	8,872,343	579,174	6.53
	147,254,478	4,987,306	3.39	120,800,779	6,032,670	4.99
Non-interest bearing deposits	10,192,812			8,664,627		
Other liabilities	734,844			672,036		
Shareholders' Equity	9,954,341			8,810,597		
	$168,136,475			$138,948,039		
Net interest income		$ 5,429,021			$ 4,420,254	
Net interest spread on earning assets			3.05%			2.93%
Net interest margin on earning assets			3.36%			3.35%
Average interest earning assets to average interest bearing liabilities			109.77%			109.29%

[1] *Includes loans held for sale and nonaccrual loans.*

[2] *Includes loan fees.*

Although the impact of prime rate decreases is negative on the interest income generated on new loan volume and existing variable rate loan products, the declining rates have allowed the Bank to reduce the expense to retain and attract both local and brokered deposits (cost of funds). Shown below is a table displaying the change in interest income and interest expense on interest earning assets and interest bearing liabilities segregated between change due to volume and change due to rate.

	2002 over 2001		
Year ended December 31,	Total	Volume	Rate
Increase (decrease) in interest income			
Federal funds sold and interest bearing deposits with banks	$ (76,837)	$ 78,455	$ (155,292)
Securities	(100,626)	196,643	(297,269)
Loans	140,866	1,784,671	(1,643,805)
Net change in interest income	(36,597)	2,059,769	(2,096,366)
Increase (decrease) in interest expense			
Interest bearing deposits	(896,046)	687,988	(1,584,034)
Federal funds purchased and repurchase agreements	(134,817)	90,046	(224,863)
Note payable and Federal Home Loan Bank advances	(14,501)	45,895	(60,396)
Net change in interest expense	(1,045,364)	823,929	(1,869,293)
Net change in net interest income	$ 1,008,767	$ 1,235,840	$ (227,073)

The provision for loan losses was $625,000 for 2002 compared to $395,000 for 2001. Management believes that the allowance level is adequate and justifiable based on the factors discussed earlier (see Financial Condition). Management will continue to review the allowance to continue to maintain it at an appropriate level. The provision may be increased or decreased in the future as management continues to monitor the loan portfolio and actual loan loss experience.

Non-interest income recorded in 2002 was $902,000 which reflects a $256,000 increase over 2001. The 40% improvement was derived from increases in service charges and fees and mortgage related fee income. Revenue from service charges on deposit accounts improved $183,000, or 57%. Business transaction account charges increased by $97,000. Overdraft fee income increased $80,000 in 2002. Fees of this nature are somewhat related to the state of the economy but they also increase along with the customer base. In general, Management believes that the revenues derived from the service charge portion of non-interest income will continue to increase in future years due to the anticipated growth in the number of deposit accounts.

In past years the Bank recorded significant mortgage loan referral fees. Mortgage loan referral fees decreased $102,000 in 2002. These fees are collected from other financial institutions for referring mortgage loan applications from the Bank's customers to them. In the case of a referral, the Bank does not fund the mortgage or have any other involvement after the referral. The other financial institution determines the fee according to a prescribed pricing sheet and remits the revenue to the Bank upon funding the loan.

In March of 2002, the Bank opened the Mortgage Company by transferring a portfolio of real estate related loans to the Mortgage Company in exchange for 100% of its equity capital. On the day that the Mortgage Company commenced operations the Bank also transferred its limited residential mortgage origination functions to the Mortgage Company. It is the objective of the Mortgage Company to originate both commercial and residential real estate loans. The residential real estate loans are usually sold to a third party, service released, for a profit shortly after origination. In 2002, the Company received gains on sales of loans from this activity totaling $132,000. The creation of the Mortgage Company has minimized the need to make referrals. Going forward most of the mortgage-related non-interest income will be gains on sales of loans. Management is generally optimistic about the future contributions of fees of this type. The low rate environment that existed throughout 2002 was the main reason for the marked increase in revenue. It should be noted however that these fees have a high dependence on the interest rate environment which is subject to market forces.

For the year, non-interest expenses were $4.9 million, an increase of 15% over 2001. Salaries and benefits comprised 68% of the year to date increase or $436,000. There were 11.5 additional full-time equivalent employees at December 31, 2002 compared to December 31, 2001. Four of the staff hired were in the Commercial Loan area. The additions consisted of a lender, two credit analysts and one loan processor. Since opening the Bank this area has had an annual growth rate exceeding 20%. The other additions were made to the branches and operations area.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Occupancy expense increased $22,000 over the amount recorded for 2001. A portion (40%) of the added expense is the result of higher property tax assessments on our main office in Muskegon. Furniture and equipment expenses decreased $23,000. Computer equipment and banking software purchases made in the first years of operation have now been fully depreciated causing a lower expense by $51,000 which was offset by a $19,000 increase in maintenance contracts on equipment.

Advertising expenses increased $66,000. The Bank focused heavily during the year on image campaigns to boost its name recognition in the community. There were several radio and television commercials produced which aired on local stations. Some product advertising was done at the beginning of the year and a home refinance ad campaign was conducted in the early fall.

Data processing increased $54,000. Included in the data processing charges were the expenses for a full year of personal internet banking and a partial year of business internet banking. These new charges coupled with general growth in both the loan and deposit customer base explain the increase.

Professional services expense decreased $29,000 since 2001. Several expenses in 2001's totals did not recur in fiscal year 2002. Some of the decrease was offset by an increase in legal costs of $16,000, primarily related to the organization of Community Shores Mortgage Company.

Other operating expenses increased $115,000. Loan expenses contributed $63,000 to the increase. As a result of the declining economy there were higher loan collection and repossession expenses incurred in 2002. In general, expenses such as supplies, correspondent bank fees and regulatory examination fees increase year over year because they are associated with the general growth of the Bank.

The consolidated entity has no Federal tax liability as a result of operating losses accumulated during the first two years of operation. Management believes it possible that the Company will utilize substantially all of its remaining book net operating loss carry forwards during 2003 and will begin recording federal income tax, but that will depend upon continued strong performance in 2003.

Liquidity and Interest Rate Sensitivity

The Company's Asset Liability Committee ("ALCO") which includes senior management and the Bank's Controller monitors and manages liquidity and interest rate risk. ALCO reports to the Board of Directors and operates within Board approved policy limits. Liquidity management involves the ability to meet the cash flow requirements of the Company's customers. These customers may be either borrowers with credit needs or depositors wanting to withdraw funds. As of December 31, 2002, the Bank has $11 million of established federal funds purchase lines through its correspondent banks. Although the Bank is generally a seller of federal funds it recognizes the importance of the established lines in times of unexpected activity. The Bank is currently working to increase one of the lines by $2 million and expects the additional amount to be available by the end of 2003's first quarter. A second source of liquidity is the FHLB of Indianapolis and its various borrowing programs. The Bank has been a member since purchasing stock late in 1999 and has secured Board approval to borrow up to $20 million. Currently the Bank has FHLB advances of $6.0 million outstanding. All FHLB borrowings require the Bank to pledge collateral consisting of either real estate loans or high quality government securities. Additional advances are limited to the amount of collateral available to pledge. A third and more permanent way to adjust liquidity is by using established deposit brokers to purchase out-of-area deposits (brokered certificates of deposits) and arrange large block settlements through the Depository Trust Company. During 2002, new brokered deposits totaled $14.1 million. Interest rate risk is the exposure to adverse changes in net interest income due to changes in interest rates. The Company employs a variety of measurement techniques to identify and manage this risk. A sophisticated simulation model is used to analyze net interest income sensitivity. The model incorporates both actual cash flows and contractual repricing behavior as well as economic and market based assumptions provided by senior management. ALCO strives to maintain a balance between interest earning assets and interest bearing liabilities. Overnight investments, on which rates change daily, and loans tied to the prime rate, differ considerably from long-term investment securities and fixed rate loans. Time deposits over $100,000 and money market accounts are more interest rate sensitive than regular savings accounts. Comparison of the repricing intervals of interest earning assets to interest bearing liabilities is a measure of interest sensitivity gap.

Details of the repricing gap at December 31, 2002 were:

	Interest Rate Sensitivity Period				
	Within Three Months	Three to Twelve Months	One to Five Years	After Five Years	Total
Earning assets					
Interest bearing deposits in other financial institutions	$ 59,429	$ —	$ —	$ —	$ 59,429
Securities (including FHLB stock)	12,832,408	3,633,418	5,829,199	4,425,559	26,720,584
Loan held for sale	—	—	—	597,400	597,400
Loans	78,291,361	9,597,818	52,187,507	1,376,934	141,453,620
	91,183,198	13,231,236	58,016,706	6,399,893	168,831,033
Interest bearing liabilities					
Savings and checking	52,283,701	—	—	—	52,283,701
Time deposits < $100,000	4,015,815	13,546,322	15,687,101	—	33,249,238
Time deposits > $100,000	9,169,926	8,251,108	19,402,881	—	36,823,915
Repurchase agreements and Federal funds purchased	19,466,513	—	—	—	19,466,513
Notes payable and Federal Home Loan Bank advances	9,600,000	—	—	—	9,600,000
	94,535,955	21,797,430	35,089,982	—	151,423,367
Net asset (liability) repricing gap	$(3,352,757)	$ (8,566,194)	$22,926,724	$ 6,399,893	$ 17,407,666
Cumulative net asset (liability) repricing gap	$(3,352,757)	$(11,918,951)	$11,007,773	$17,407,666	

Capital Resources

The recorded value of the common stock sold by the Company in its initial public offering and over allotment closings in December 1998 and January 1999 remains at $10 per share. During 2002, the Company sold 160,000 shares of unregistered common stock in nine privately negotiated sales. On March 14, 2003, the Company sold an additional 100,000 shares in a similar transaction. All of the sales were made at a price of $8.00 per share in cash. The net sale proceeds were $2,052,000. Each of the purchasers was believed to be an accredited investor under Regulation D of the Securities Act of 1933. Each of the sales was made in reliance on an exemption from registration under Rule 506 of Regulation D or Section 4(2) under the Securities Act of 1933. Since none of the 260,000 shares sold have been registered under the Securities Act of 1933 they may not be offered for sale in the United States absent registration or an applicable exemption from registration requirements. The net proceeds will be used to support growth of the Bank and for general operating expenses of the Company.

The Company and the Bank are subject to regulatory capital requirements administered by the federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off balance sheet items calculated under regulatory accounting practices. For capital calculations, the Company's note payable is considered subordinated debt thus an element of the Company's Tier 2 Capital. In general, capital amounts and classifications are subject to qualitative judgments by regulators about components, risk weighting, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

As a general practice, the Bank will seek to maintain a total risk based capital ratio of above 10%. At this level, the Bank will remain exempt from paying FDIC insurance and will be allowed to continue its use of brokered deposits. The Bank's management carefully monitors this ratio and intends to obtain

Management's Discussion and Analysis of Financial Condition and Results of Operations

capital for infusion into the Bank as necessary to maintain the 10% level. The total risk based capital ratio of the Company and the Bank at December 31, 2002 was 10.64% and 10.30% respectively. The entire $200,000 increase in the Company's Notes Payable during 2002 was used for the purpose of infusing capital into the Bank. Additionally $500,000 of the proceeds from the privately sold stock was also used to support the capital position of the Bank in the fourth quarter of 2002. Based on Management's projections of the Bank's 2003 growth, the Company has sufficient resources to infuse the necessary capital for the Bank to maintain its well-capitalized position. In addition to the cash received from the private stock offerings, the Company has its subordinated debt which is limited to an aggregate amount of $4.0 million, the amount approved by the Federal Reserve Bank of Chicago. There is an additional $400,000 available from this source of capital.

Recent Regulatory Developments

Newly Issued But Not Yet Effective Accounting Standards. New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Company's financial condition or results of operations.

Report of Independent Auditors



Board of Directors and Shareholders
Community Shores Bank Corporation
Muskegon, Michigan

We have audited the accompanying consolidated balance sheets of Community Shores Bank Corporation as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Shores Bank Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Grand Rapids, Michigan
February 27, 2003

Consolidated Balance Sheets

December 31,	2002	2001
Assets		
Cash and due from financial institutions	$ 2,722,565	$ 2,191,280
Interest bearing deposits in other financial institutions	59,429	79,641
Cash and cash equivalents	2,781,994	2,270,921
Securities		
Available for sale (at fair value)	26,043,017	24,671,925
Held to maturity (fair value of $255,178 and $60,000 at December 31, 2002 and 2001, respectively)	252,567	60,000
Total securities	26,295,584	24,731,925
Loans held for sale	579,400	—
Loans	141,453,620	118,115,580
Less: Allowance for loan losses	1,898,983	1,535,543
Net loans	139,554,637	116,580,037
Federal Home Loan Bank stock	425,000	425,000
Premises and equipment, net	2,910,237	3,173,724
Accrued interest receivable	661,136	703,433
Other assets	257,956	306,236
	$173,465,944	$148,191,276
Liabilities and Shareholders' Equity		
Deposits		
Non-interest bearing	$ 10,368,525	$ 9,217,298
Interest bearing	122,356,854	100,931,036
Total deposits	132,725,379	110,148,334
Federal funds purchased and repurchase agreements	19,466,513	18,964,598
Federal Home Loan Bank advances	6,000,000	6,000,000
Notes payable	3,600,000	3,400,000
Accrued expenses and other liabilities	608,179	544,256
Total liabilities	162,400,071	139,057,188
Shareholders' equity		
Preferred stock, no par value; 1,000,000 shares authorized, none issued	—	—
Common stock, no par value; 9,000,000 shares authorized; 2002—1,330,000 shares issued and 2001—1,170,000 shares issued	12,123,585	10,871,211
Accumulated deficit	(1,367,911)	(2,190,931)
Accumulated other comprehensive income	310,199	453,808
Total shareholders' equity	11,065,873	9,134,088
	$173,465,944	$148,191,276

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Years ended December 31,	2002	2001
Interest and dividend income		
Loans, including fees	$ 9,110,441	$ 8,969,575
Securities, taxable	1,170,956	1,270,609
Federal funds sold, FHLB dividends and other income	134,930	212,740
Total interest income	10,416,327	10,452,924
Interest expense		
Deposits	4,111,838	5,007,884
Repurchase agreements, federal funds purchased, and other debt	310,795	445,612
Federal Home Loan Bank advances and notes payable	564,673	579,174
Total interest expense	4,987,306	6,032,670
Net Interest Income	5,429,021	4,420,254
Provision for loan losses	624,840	395,020
Net Interest Income After Provision for Loan Losses	4,804,181	4,025,234
Non-interest income		
Service charges on deposit accounts	507,057	323,958
Mortgage loan referral fees	86,379	188,243
Gain on sale of loans	132,344	—
Gain on disposition of securities	—	5,036
Other	176,411	128,768
Total non-interest income	902,191	646,005
Non-interest expense		
Salaries and employee benefits	2,685,641	2,249,405
Occupancy	281,945	260,118
Furniture and equipment	443,686	466,402
Advertising	111,227	45,195
Data processing	251,319	197,757
Professional services	246,229	275,631
Other	863,305	748,363
Total non-interest expense	4,883,352	4,242,871
Income Before Federal Income Taxes	823,020	428,368
Federal income tax expense	—	—
Net Income	$ 823,020	$ 428,368
Weighted average shares outstanding	1,267,301	1,170,000
Basic and diluted earnings per share	$ 0.65	$ 0.37

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

	Shares	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at January 1, 2001	1,170,000	$10,871,211	$(2,619,299)	$ 241,334	$ 8,493,246
Comprehensive income:					
Net income			428,368		428,368
Unrealized gain on securities available for sale				212,474	212,474
Total comprehensive income					640,842
Balance at December 31, 2001	1,170,000	10,871,211	(2,190,931)	453,808	9,134,088
Proceeds from the sale of stock, net of offering costs	160,000	1,252,374			1,252,374
Comprehensive income:					
Net income			823,020		823,020
Unrealized gain on securities available for sale, net				(143,609)	(143,609)
Total comprehensive income					679,411
Balance at December 31, 2002	1,330,000	$12,123,585	$(1,367,911)	$ 310,199	$11,065,873

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

December 31,	2002	2001
Cash flows from operating activities		
Net income (loss)	$ 823,020	$ 428,368
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Provision for loan losses	624,840	395,020
Depreciation and amortization	387,433	435,422
Net accretion of securities	(77,949)	(124,311)
Net realized gain on disposition of securities	—	(5,036)
Net realized gain on sale of loans	(132,344)	—
Loan originations	(15,557,580)	—
Proceeds from loan sales	15,110,524	—
Net change in:		
Accrued interest receivable and other assets	(69,223)	(29,050)
Accrued interest payable and other liabilities	63,923	(234,052)
Net cash from operating activities	1,172,644	866,361
Cash flows from investing activities		
Activity in available for sale securities:		
Sales	—	—
Maturities, prepayments and calls	46,115,091	17,254,589
Purchases	(47,392,043)	(21,726,672)
Activity in held to maturity securities:		
Maturities	8,571	—
Purchases	(201,138)	(60,000)
Purchase of Federal Home Loan Bank stock	—	(125,000)
Loan originations and payments, net	(23,599,440)	(22,593,583)
Additions to premises and equipment	(123,946)	(241,150)
Net cash from investing activities	(25,192,905)	(27,491,816)
Cash flows from financing activities		
Net change in deposits	22,577,045	12,261,194
Net change in federal funds purchased and repurchase agreements	501,915	8,977,856
Federal Home Loan Bank activity:		
New advances	1,500,000	4,500,000
Maturities and payments	(1,500,000)	(4,500,000)
Draws on note payable	200,000	1,395,000
Net proceeds from stock offering	1,252,374	—
Net cash from financing activities	24,531,334	22,634,050
Net change in cash and cash equivalents	511,073	(3,991,405)
Beginning cash and cash equivalents	2,270,921	6,262,326
Ending cash and cash equivalents	$ 2,781,994	$ 2,270,921
Supplemental cash flow information:		
Cash paid during the period for interest	$ 4,903,649	$ 6,426,815

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of Community Shores Bank Corporation (the "Company") and its wholly-owned subsidiaries, Community Shores Financial Services and Community Shores Bank (the "Bank"), and the Bank's wholly-owned subsidiary, Community Shores Mortgage Company (the "Mortgage Company"), after elimination of significant intercompany transactions and accounts.

Nature of Operations. The Corporation was incorporated on July 23, 1998 under Michigan law and is a bank holding company owning all of the common stock of the Bank. The Bank is a Michigan banking corporation with depository accounts insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC"). The Bank provides a range of commercial and consumer banking services in West Michigan, primarily in Muskegon County, which includes the Cities of Muskegon and North Muskegon, and Northern Ottawa County, which includes the City of Grand Haven. Those services reflect the Bank's strategy of serving small- to medium-sized businesses, and individual customers in its market area. Services for businesses will include commercial loans and traditional business accounts. Management focuses the Bank's retail banking strategy on providing traditional banking products and services, including automated teller machines, computer home banking, telephone banking and automated bill paying services to individuals in the Bank's market area. The Bank began operations on January 18, 1999.

The Mortgage Company, a wholly-owned subsidiary of the Bank, was formed on March 1, 2002 by transferring a majority of the Bank's commercial and residential real estate loans in exchange for 100% of the equity capital of the Mortgage Company. On the day that the Mortgage Company commenced operations it began originating residential mortgage loans with the intent to sell them to a third party for a profit. The Bank services all of the portfolio loans held by the Mortgage Company pursuant to a servicing agreement. Management chose to form the Mortgage Company to provide better customer service and to increase the profitability of the mortgage function as well as the consolidated Company.

The Company filed an election to become a financial holding company pursuant to Title I of the Gramm-Leach-Bliley Act and on September 27, 2002 received regulatory approval. At that time the Company formed Community Shores Financial Services. Community Shores Financial Services' only activity at this time is a 1.86% ownership in the Michigan Bankers Insurance Center, LLC. The Michigan Bankers Insurance Center, LLC is a multiple bank-owned insurance agency. The agency, once fully established, is expected to offer a full range of competitive insurance products from multiple carriers which will be available for sale to the customers of its members.

Use of Estimates. To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The primary estimates incorporated into the Company's consolidated financial statements which are susceptible to change in the near term include the allowance for loan losses, the deferred tax asset valuation allowance and the fair value of financial instruments.

Cash Flows. Cash and cash equivalents includes cash, demand deposits with other financial institutions, short-term investments (securities with daily put provisions) and federal funds sold. Cash flows are reported net for customer loan and deposit transactions, interest bearing time deposits with other financial institutions and short-term borrowings with maturities of 90 days or less.

Securities. Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregated basis. Loans are

sold servicing released, therefore no mortgage servicing right assets are established.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days (180 days for residential mortgages). Payments received on such loans are reported as principal reductions.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries.

Management estimates the allowance balance required using past industry loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Premises and Equipment. Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the assets' useful lives on an accelerated basis, except for buildings for which the straight-line basis is used.

Long-term Assets. Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Repurchase Agreements. Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Stock Compensation. Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on the net income and the earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation.*

	2002	2001
Net income as reported	**$823,020**	$428,368
Deduct: stock-based compensation expense determined under fair value based method	**51,224**	15,806
Pro forma net income	**771,796**	412,562
Basic and diluted earnings per share as reported	**.65**	.37
Pro forma basic and diluted earnings per share	**.61**	.35

The pro forma effects are computed using option pricing models, using the following weighted average assumptions as of grant date.

	2002	1998
Risk-free interest rate	**3.90%**	4.62%
Expected option life	**7 years**	7 years
Expected stock price volatility	**40%**	25%
Dividend yield	**—**	—
Computed fair value	**$3.58**	$2.76

Income Taxes. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities,

Notes to Consolidated Financial Statements

computed using enacted tax rates. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Off Balance Sheet Financial Instruments. Financial instruments include off balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Earnings Per Common Share. Basic earnings per common share is net income or loss divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. The options outstanding during 2002 and 2001 were not dilutive and were, therefore, not considered. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements. The Company has had no stock splits or dividends since its creation.

Comprehensive Income. Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

Newly Issued But not Yet Effective Accounting Standards. New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Company's financial condition or results of operations.

Loss Contingencies. Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash. The Bank was required to have $656,000 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year-end 2002. These balances do not earn interest. The requirement at year-end 2001 was $714,000.

Dividend Restriction. The Company and the Bank are subject to banking regulations which require the maintenance of certain capital levels and positive retained earnings, which will prevent payment of dividends until positive retained earnings are achieved and may limit the amount of dividends thereafter.

Fair Value of Financial Instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Industry Segments. While Management monitors the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered to be aggregated in one reportable segment.

Reclassifications. Some items in the prior year financial statements were reclassified to conform to the current presentation.

Note 2 – Securities

Year-end securities are as follows:

Available for Sale	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2002			
US Treasuries	**$ —**	**$ —**	**$ —**
US Government and federal agency	**190,701**	**(2,490)**	**17,669,155**
Municipals	**13,572**	**—**	**233,200**
Mortgage-backed	**268,215**	**—**	**8,140,662**
	$472,488	**$ (2,490)**	**$26,043,017**
2001			
US Treasuries	$ —	$ (273)	$ 499,682
US Government and federal agency	391,297	(12,849)	12,507,876
Municipals	—	(2,212)	217,367
Mortgage-backed	115,988	(38,143)	11,447,000
	$507,285	$(53,477)	$24,671,925

Held to Maturity	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
2002				
Municipals	**$252,567**	**$2,611**	**$ —**	**$255,178**
	$252,567	**$2,611**	**$ —**	**$255,178**
2001				
Municipals	$ 60,000	$ —	$ —	$ 60,000
	$ 60,000	$ —	$ —	$ 60,000

Dispositions of available for sale securities were as follows:

	2002	2001
Proceeds	**$ —**	$994,964
Gross gains	**$ —**	5,306

Contractual maturities of debt securities at year-end 2002 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available for Sale	Held to Maturity	
	Fair Value	Carrying Amount	Fair Value
Due in one year or less	$16,110,072	$ 53,853	$54,134
Due from one to five years	1,559,083	190,143	192,473
Due in more than five years	233,200	8,571	8,571
Mortgage-backed	8,140,662	—	—
	$26,043,017	$252,567	$255,178

Securities pledged at year-end 2002 had a carrying amount of $25,934,235, and were pledged to secure repurchase agreements, Treasury, Tax and Loan deposits and Federal Home Loan Bank advances. Pledged securities at year-end 2001 had a carrying amount of $24,058,536.

Note 3 – Loans

Loans at year-end were as follows:

	2002	2001
Commercial	**$ 62,751,937**	$ 55,447,058
Real Estate:		
Commercial	**44,681,761**	33,889,667
Residential	**5,819,289**	3,761,403
Construction	**1,853,099**	3,081,361
Consumer	**26,437,827**	22,014,623
	141,543,913	118,194,112
Less: Allowance for loan losses	**(1,898,983)**	(1,535,543)
Net deferred loan fees	**(90,293)**	(78,532)
Loans, net	**$139,554,637**	$116,580,037

Activity in the allowance for loan losses for the year was as follows:

	2002	2001
Beginning balance	**$ 1,535,543**	$ 1,269,050
Charge-offs	**(313,521)**	(162,622)
Recoveries	**52,121**	34,095
Provision for loan losses	**624,840**	395,020
Ending balance	**$ 1,898,983**	$ 1,535,543

Impaired loans were as follows:

	2002	2001
Year-end loans with no allocated allowance for loan losses	**$ 325,305**	$ —
Year-end loans with allocated allowance for loan losses	**261,717**	—
Total	**$ 587,022**	$ —
Amount of the allowance for loan losses allocated	**$ 90,000**	$ —

	2002	2001
Average of impaired loans during the year	**$ 347,920**	$ 24,899
Interest income recognized during impairment	**24,050**	1,382
Cash-basis interest income recognized	**—**	—

Notes to Consolidated Financial Statements

Nonperforming loans were as follows:

	2002	2001
Loans past due over 90 days still on accrual	$316,697	$316,532
Nonaccrual loans	520,900	—

Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.

Note 4 – Premises and Equipment

Year-end premises and equipment were as follows:

	2002	2001
Land & land improvements	$ 714,450	$ 710,879
Buildings & building improvements	1,689,075	1,684,526
Furniture, fixtures and equipment	1,895,934	1,780,108
	4,299,459	4,175,513
Less: accumulated depreciation	1,389,222	1,001,789
	$2,910,237	$3,173,724

Depreciation expense was $387,433 and $435,422 for 2002 and 2001.

Note 5 – Deposits

Deposits at year-end are summarized as follows:

	2002	2001
Non-interest bearing DDA	$ 10,368,525	$ 9,217,298
Interest bearing DDA	21,103,272	20,979,462
Money market	27,704,511	18,612,647
Savings	3,475,918	2,332,538
Certificate of deposit	70,073,153	59,006,389
	$132,725,379	$110,148,334

Time deposits of $100,000 or more were $36,823,915 and $28,092,454 at year-end 2002 and 2001.

Scheduled maturities of time deposits for the next five years, as of year-end 2002, were as follows:

2003	$34,983,172
2004	17,884,052
2005	10,607,279
2006	6,577,830
2007	20,820
	$70,073,153

Note 6 – Short-Term Borrowings

Short-term borrowings are generally comprised of federal funds purchased and repurchase agreements. Federal funds purchased are overnight borrowings from various correspondent banks. Repurchase agreements are advances by customers that are not covered by federal deposit insurance.

This obligation of the Bank is secured by bank-owned securities held in safekeeping at a correspondent bank. The balances at year-end are shown below:

	Repurchase Agreements	Federal Funds Purchased
Outstanding at December 31, 2002	$18,516,513	$ 950,000
Average interest rate at year-end	1.45%	1.80%
Average balance during year	15,756,905	767,397
Average interest rate during year	1.88%	1.82%
Maximum month end balance during year	18,988,514	2,000,000
Outstanding at December 31, 2001	$12,264,598	$6,700,000
Average interest rate at year-end	2.04%	1.82%
Average balance during year	12,282,957	1,053,836
Average interest rate during year	3.36%	3.16%
Maximum month end balance during year	14,589,092	6,700,000

Note 7 – Federal Home Loan Bank Advances

Year-end advances from the Federal Home Loan Bank ("FHLB") are as follows:

Maturity Date	Current Interest Rate	2002	2001
March 24, 2010	5.99	$1,500,000	$1,500,000
November 3, 2010	5.95	2,000,000	2,000,000
December 13, 2010	5.10	2,500,000	2,500,000
		$6,000,000	$6,000,000

All three advances are putable with interest rates ranging from 5.10% to 5.99%. Since 2001, two of the advances have been eligible to convert to a floating rate at the option of the FHLB. The third is scheduled to remain fixed until November 2003. If the FHLB exercises its conversion option, the advances may be repaid without penalty. In January of 2002 the Bank arranged to borrow $1.5 Million for 180 days at a variable rate. The note was repaid during the same month.

The Bank had pledged securities with a fair value of $6,147,415 and $6,176,495 as collateral for the above advances at year-end 2002 and 2001, respectively.

Note 8 – Notes Payable

During 2002, the Company borrowed an additional $200,000 from related parties for the purpose of infusing capital into the Bank. The outstanding balance of these notes at December 31, 2002 was $3,600,000. In 2001, the Company borrowed $1,395,000 after which the aggregate outstanding 2001 year-end balance was $3,400,000. The rate on the notes is floating and is officially defined as 1.50% over the US Bank prime rate which was 4.25% at year-end. Interest payments are owed quarterly in arrears until the principal of these notes is paid or made available for payment. The notes may be prepaid without any prepayment penalty with at least one day's prior written notice. The principal and interest related to these notes is expressly subordinated to all senior debt of the Company.

Interest expense related to these notes was $222,595 for 2002 and $236,479 for 2001.

Note 9 – Benefit Plans

A 401(k) benefit plan allows employee contributions up to 15% of their compensation, which are matched equal to 75% of the first 6% of the compensation contributed. Expense for 2002 and 2001 was $76,201 and $67,349.

Note 10 – Leases

The Bank has entered into two lease agreements in order to secure office facilities for its branches.

Future minimum lease payments at December 31, 2002 are as follows:

2003	$ 85,437
2004	66,170
2005	26,850
	$178,457

For years ended December 31, 2002 and 2001 rental expense was $85,736 and $83,457.

Note 11 – Income Taxes

The consolidated provision for income taxes is as follows:

	2002	2001
Current payable	$ 89,327	$ —
Deferred expense (benefit)	190,368	150,018
Change in valuation allowance	(279,695)	(150,018)
	$ —	$ —

The net deferred tax asset recorded includes the following amounts of deferred tax assets and liabilities as of December 31, 2002 and 2001:

	2002	2001
Deferred tax asset		
Net operating loss carry forward	$ —	$ 281,253
Allowance for loan losses	587,438	486,332
Organization costs	40,451	61,445
Deferred loan costs, net	29,592	25,342
Other	12,986	—
	670,467	854,372
Deferred tax liabilities		
Depreciation	(63,770)	(72,917)
Accretion on securities	(60,405)	(46,302)
Unrealized gain on securities available for sale	(159,799)	—
Other	(1,507)	—
	(285,481)	(119,219)
Net deferred tax asset before valuation allowance	384,986	735,153
Valuation allowance	(455,458)	(735,153)
	$ (70,472)	$ —

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. Management has determined that a valuation allowance of $455,458 is required for 2002 and that a valuation allowance of $735,153 was required for 2001. Tax net operating loss carry forwards of $825,514 were utilized in 2002 and a small tax liability was due. However, the realization of the value of net deferred expenses still depends substantially upon future performance and taxable income.

Notes to Consolidated Financial Statements

Note 12 – Related Party Transactions

Loans and commitments to principal officers, directors and their affiliates in 2002 were as follows:

Beginning balance	$4,055,860
New loans and line advances	5,548,623
Repayments	1,335,762
Ending balance	$8,268,721

Deposits from principal officers, directors and their affiliates at year-end 2002 and 2001 were $8,434,558 and $9,726,551.

Note 13 – Stock Options

Options to buy stock are granted to officers under the Employee Stock Option Plan, which provides for issue of options for up to 150,000 shares of stock of the Company. Exercise price is not less than the market price at date of grant, and through 2002 has been $10 per share. The maximum option term is ten years, and presently outstanding options vest over three years.

A summary of the activity in the plan is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2001	94,000	$10
Granted	—	
Exercised	—	
Forfeited	—	
Outstanding at December 31, 2001	94,000	$10
Granted	27,500	$10
Exercised	—	
Forfeited	—	
Outstanding at December 31, 2002	**121,500**	**$10**

Options exercisable at December 31:

	Shares	Weighted Average Exercise Price
2001	94,000	$10
2002	100,875	$10

The weighted average remaining contractual life of all options outstanding at year-end 2002 was 6.6 years.

Note 14 – Capital Requirements and Restrictions on Retained Earnings

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2002 and 2001, the Bank was designated as well capitalized under the regulatory framework for prompt corrective action.

Actual and required capital amounts and ratios for 2002 and 2001 are presented below:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2002						
Total Capital to risk weighted assets						
Consolidated	$16,254,657	10.64%	$12,224,954	8.00%	$15,254,086	10.00%
Bank	15,781,204	10.30	12,260,797	8.00	15,298,889	10.00
Tier 1 (Core) Capital to risk weighted assets						
Consolidated	10,755,674	7.04	6,112,477	4.00	9,168,716	6.00
Bank	13,882,221	9.06	6,130,398	4.00	9,195,598	6.00
Tier 1 (Core) Capital to average assets						
Consolidated	10,755,674	6.40	6,725,459	4.00	8,406,824	5.00
Bank	13,882,221	8.25	6,728,293	4.00	8,410,366	5.00
2001						
Total Capital to risk weighted assets						
Consolidated	$13,615,826	10.66%	$10,257,734	8.00%	$12,822,167	10.00%
Bank	13,583,546	10.59	10,256,934	8.00	12,821,167	10.00
Tier 1 (Core) Capital to risk weighted assets						
Consolidated	8,680,280	6.77	5,128,867	4.00	7,693,300	6.00
Bank	12,048,003	9.40	5,128,467	4.00	7,692,700	6.00
Tier 1 (Core) Capital to average assets						
Consolidated	8,680,280	6.25	5,557,922	4.00	6,947,402	5.00
Bank	12,048,003	8.67	5,557,821	4.00	6,947,276	5.00

Note 15 – Off Balance Sheet Activities

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off balance sheet risk was as follows at year-end.

	2002		2001	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Unused lines of credit and letters of of credit	$1,571,428	$32,207,821	$1,611,670	$31,889,621
Commitments to make loans	$ 235,138	$ 306,000	$ 254,666	$ 470,000

Notes to Consolidated Financial Statements

Note 16 – Fair Values of Financial Instruments

Carrying amount and estimated fair valuès of financial instruments were as follows at year-end.

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Variable Value
(in thousands)				
Financial assets				
Cash and cash equivalents	$ 2,782	$ 2,782	$ 2,271	$ 2,271
Securities available for sale	26,043	26,043	24,672	24,672
Securities held to maturity	253	255	60	60
Loans held for sale	579	579	—	—
Loans, net	139,555	140,999	116,580	117,615
Federal Home Loan Bank stock	425	425	425	425
Accrued interest receivable	661	661	703	703
Financial liabilities				
Deposits	132,725	133,836	110,148	110,325
Federal funds purchased and repurchase agreements	19,467	19,467	18,965	18,965
FHLB Advances	6,000	6,036	6,000	6,182
Notes Payable	3,600	3,600	3,400	3,400
Accrued interest payable	608	608	544	544

The methods and assumptions used to estimate fair value are described as follows.

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. Estimated fair value for other financial instruments and off balance sheet loan commitments are considered to approximate carrying value.

Note 17 – Parent Company Only Condensed Financial Information

Following are condensed parent company only financial statements:

Condensed Balance Sheets

December 31, 2002 and 2001	2002	2001
Assets		
Cash and cash equivalents	$ 999,431	$ 73,607
Investment in and advances to Community Shores Bank	14,192,420	12,501,811
Other assets	72,582	10,000
Total assets	$15,264,433	$12,585,418
Liabilities and Equity		
Accrued expenses and other liabilities	$ 598,560	$ 51,330
Notes payable	3,600,000	3,400,000
Shareholders' equity	11,065,873	9,134,088
Total liabilities and shareholders' equity	$15,264,433	$12,585,418

Condensed Statements of Income

Years ended December 31,	2002	2001
Other income	$ 11,812	$ 2,331
Other expense	(402,217)	(407,944)
Loss before income tax benefit and undistributed subsidiary income	(390,405)	(408,457)
Equity in undistributed subsidiary income	1,134,219	833,981
Federal income tax benefit	(79,206)	—
Net income	$ 823,020	$ 428,368

Condensed Statements of Cash Flows

Years ended December 31,	2002	2001
Cash flows from operating activities		
Net income (loss)	**$ 823,020**	$ 428,368
Equity in undistributed subsidiary (income)	**(1,134,219)**	(833,981)
Adjustments:		
Change in other assets	**(62,581)**	(8,849)
Change in other liabilities	**547,230**	6,005
Net cash from operating activities	**173,450**	(408,457)
Cash flows from financing activities		
Proceeds from subordinated debt	**200,000**	1,395,000
Capital investment into Community Shores Bank	**(700,000)**	(1,060,000)
Net proceeds from stock offering	**1,252,374**	—
Net cash from financing activities	**752,374**	335,000
Net change in cash and cash equivalents	**925,824**	(73,457)
Beginning cash and cash equivalents	**73,607**	147,064
Ending cash and cash equivalents	**$ 999,431**	$ 73,607

Note 18 – Other Comprehensive Income

Other comprehensive income components were as follows.

	2002	2001
Unrealized net gain on securities available for sale	**$ 16,190**	$207,168
Realized gain on disposition of securities	**—**	5,306
Tax liability, including $154,295 established for beginning balance	**(159,799)**	—
	$(143,609)	$212,474

Note 19 – Quarterly Financial Data (Unaudited)

	Interest Income	Net Interest Income	Net Income	Earnings Per Share Basic	Earnings Per Share Fully Diluted
(in thousands except per share data)					
2002					
First quarter	**$2,555**	**$1,253**	**$166**	**$.14**	**$.14**
Second quarter	**2,613**	**1,357**	**171**	**.14**	**.14**
Third quarter	**2,653**	**1,408**	**236**	**.19**	**.19**
Fourth quarter	**2,595**	**1,411**	**250**	**.19**	**.19**
2001					
First quarter	$2,638	$ 953	$ 4	$ —	$ —
Second quarter	2,597	1,022	32	.03	.03
Third quarter	2,630	1,171	165	.14	.14
Fourth quarter	2,588	1,274	227	.19	.19

Market Data

SEC Form 10-KSB

Copies of the Company's annual report on Form 10-KSB, as filed with the Securities and Exchange Commission are available to shareholders without charge, upon written request. Please mail your request to Tracey A. Welsh, Vice President and Chief Financial Officer of the Company, at 1030 W. Norton Avenue, Muskegon, Michigan 49441.

Stock Information

The Common Stock of Community Shores Bank Corporation is quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. ("OTC Bulletin Board") under the ticker symbol "CSHB." At March 18, 2003, there were approximately 215 record shareholders of the Company's Common Stock. The Company has paid no dividends since its formation in 1998.

The following table shows the high and low bid prices by quarter during 2002 and 2001. The quotations reflect the bid prices as reported by the OTC Bulletin Board and do not include retail mark-up, mark-down or commission.

High & Low Closing Bid Prices

Calendar Year 2002	High	Low
First Quarter	**$8.50**	**$6.55**
Second Quarter	**$8.75**	**$8.25**
Third Quarter	**$8.55**	**$7.30**
Fourth Quarter	**$8.10**	**$7.35**
Calendar Year 2001		
First Quarter	$5.38	$5.13
Second Quarter	$6.00	$5.25
Third Quarter	$6.60	$5.75
Fourth Quarter	$7.00	$5.90

Market Makers

At March 1, 2003, the following firms were registered with the OTC Bulletin Board as market makers in common stock of the Company:

Raymond James
One Griswold Street
Detroit, MI 48226

J.J.B. Hilliard, W.L. Lyons, Inc.
501 South Fourth Street
Louisville, KY 40202

Knight Securities
525 Washington Blvd., 30th Floor
Jersey City, NJ 07310

May Financial Corporation
7927 Numcoway, Suite 255
Brighton, MI 48116

Howe Barnes Investments, Inc.
135 South LaSalle Street
Chicago, IL 60603

Wedbush Morgan
1000 Wilshire Blvd., Suite 900
Los Angeles, CA 90017

GVR Company
440 South LaSalle Street
Chicago, IL 60605

Sweney, Cartwright & Co.
17 South High Street, Suite 300
Columbus, OH 43215

Monroe Securities, Inc.
47 State Street
Rochester, NY 14614

Hill, Thompson, Magid, L.P.
15 Exchange Place, Suite 800
Jersey City, NJ 07302

Baird, Patrick & Company
20 Exchange Place, 11th Floor
New York, NY 10005

Schwab Capital Markets, L.P.
111 Pazonia East
Jersey City, NJ 07310



Community Shores Bank Corporation Board of Directors

Front Row left to right: John L. Hilt, Michael D. Gluhanich, Joy R. Nelson, Dennis L. Cherette and Donald E. Hegedus

Back Row left to right: Bruce J. Essex, John C. Carlyle, Robert L. Chandonnet, David C. Bliss, Gary F. Bogner and José A. Infante

Corporate Information

Executive Officers

José A. Infante
Chairman of the Board President/Chief Executive Officer of the Company and the Bank, and CEO of Community Shores Mortgage Company

Ralph R. Berggren
Senior Vice President of the Company, and Senior Vice President and Chief Lending Officer of the Bank, and Director of Community Shores Mortgage Company

Heather D. Brolick
Senior Vice President and Secretary of the Company, Senior Vice President, Chief Operating Officer of the Bank, and President and a Director of Community Shores Mortgage Company

Tracey A. Welsh
Vice President and Chief Financial Officer of the Bank and Company, and Treasurer/ Secretary of Community Shores Mortgage Company

Officers of the Bank

Monica J. Bixeman
Branch Manager

Sherri S. Campbell
Assistant Vice President Deposit Operations Manager

Valerie J. Collis
Assistant Vice President Controller

Laurie L. DeWitt
Assistant Branch Manager Retail Banking Officer

Melissa A. Evans
Assistant Vice President Commercial Lending

Kate Gutierrez
Assistant Vice President Collections/Retail

Robert J. Jacobs
Senior Vice President Business Development Officer

Douglas F. Jones
Vice President Commercial Lending

Susan M. Kane
Assistant Vice President Retail Lending

Thomas R. Ladd
Assistant Vice President Branch Manager

Patricia A. Nardi
Assistant Vice President Loan Operations Manager

Ted A. Poulton
Vice President Commercial Lending

Amy L. Schultz
Assistant Vice President Operations Manager

Clinton A. Todd
Assistant Vice President Retail Lending

Lori E. Versalle
Vice President Main Office Branch Manager and Operational Branch Administrator

Martha C. Zimmer
Vice President Commercial Lending

Stock Registrar and Transfer Agent

Mellon Investor Services, LLC
85 Challenger Road
Ridgefield Park, NJ 07660
1-800-288-9541
www.melloninvestor.com

Legal Counsel

Dickinson Wright PLLC
500 Woodward Avenue, Suite 4000
Detroit, MI 48226
and
200 Ottawa Avenue, N.W., Suite 900
Grand Rapids, MI 49503

Independent Auditors

Crowe Chizek & Company LLP
55 Campau Avenue N.W., Suite 300
Grand Rapids, MI 49503

Additional Information

News media representatives and those seeking additional information about the Company should contact José A. Infante, Chairman of the Board, President and Chief Executive Officer of the Company, at (231) 780-1800, or by writing him at 1030 W. Norton Avenue, Muskegon, MI 49441.

Annual Meeting

This year's Annual Meeting will be held at 2:00 p.m., on Thursday, May 8, 2003, at the Holiday Inn at 939 Third Street, Muskegon, MI.

Designed by Curran & Connors, Inc. / www.curran-connors.com



www.communityshores.com